SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   SCHEDULE 13D
                                   (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   AMENDMENT NO. 3

                                 Vodavi Technology, Inc.

                                    (Name of Issuer)

                                     Common Stock

                               (Title of Class of Securities)

                                     92857V102

                                    (CUSIP NUMBER)

                                    Paul D. Sonkin
                               Hummingbird Management, LLC
                          (f/k/a Morningside Value Investors, LLC)
                                     153 East 53rd Street
                                  New York, New York 10022
                                        212 521-0975

                       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                      AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                   July 31, 2003

                (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 pages)

CUSIP No. 92857V102                     13D/A               Page 2 of 4 Pages
          --------
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC) IRS No. 13-4082842
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
 -----------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

  NUMBER OF         503,176
   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         503,176
   PERSON      ----------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
-------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   503,176
--------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


     14.3%
-----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     OO
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                               (Page 2 of 4 pages)

CUSIP No. 92857V102                     13D/A               Page 3 of 5 Pages



 AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 2, dated July 31, 2003, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D AmendmentNo. 2 as previously filed by the Reporting Person with the Securities and Exchange Commission on January 3, 2003 (the "Schedule 13D"), relating to the common stock (the "Common Stock") of Vodavi Technology, Inc.


Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	As of July 31, 2003, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $508,581 and $277,359, respectively, in the Shares of the Issuer using their respective working capital.


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

	(a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 to be the beneficial owner of the aggregate amount of 503,176 Shares representing approximately 14.3% of the outstanding shares of the Issuer based upon 3,520,589 shares outstanding as of July 25, 2003, as reported on the latest 10-Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of shares covered by this Statement.

	Mr. Sonkin is the managing member and the control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of the Shares deemed to be beneficially owed by Hummingbird.
Thus, Mr. Sonkin may be deemed, for purposes of Rule
13d-3, to be the beneficial owner of 503,176 Shares of the Issuer (14.3% of the outstanding shares). Mr. Sonkin disclaims any economic interest or beneficial ownership of any Shares not held by him individually.

         (c) Hummingbird caused HVF to effect no transactions in the Shares during the past 60 days.


         Hummingbird caused the Microcap Fund to effect no transactions in the Shares during the past 60 days.



         (d) Inapplicable.

         (e) Inapplicable.

                               (Page 3 of 4 pages)

CUSIP No. 92857V102                     13D/A               Page 4 of 4 Pages




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 2003

HUMMINGBIRD MANAGEMENT, LLC

By:    /s/ Paul D. Sonkin
       --------------------
Name:  Paul D. Sonkin
Title: Managing Member

                               (Page 4 of 4 pages)